Exhibit 2.2

Documents from Wuhan State-owned Enterprises Reforming Commission Office

                                                 WSERCO [2003] NO.4

The Official Reply from Wuhan State-owned Enterprises Reforming Commission Office to “the system-reforming and stock-reorganizing program of Wuhan Youji Industries Co., Ltd.”

Wuhan Gehua Group Co., Ltd.:

According to the gist and canonical procedure stated in the document NO. 66 [2003] of Wuhan government office, our office has held a demonstration meeting on “the system-reforming and stock-reorganizing program of Wuhan Youji Industries Co., Ltd.”that your company submitted, with the presence of the Industrial and Commercial Commission of Wuhan, State-owned Land Planning and Management Bureau, House Property Bureau, Industrial and Commercial Bureau, Labor and Social Security Bureau, State Assets Office, Financial Bureau, Supervisory Bureau, Security Bureau and the General Labor Union on July 30, 2003. All the parties present have conducted an initial examination on this program and concluded that this program conforms to the essence of the document NO. 66 [2003] of Wuhan Government Office. They have passed the system-reforming program with the promotion of concrete modifying measures.

After the meeting, the program has been passed and approved by Wuhan State-owned Enterprises Reforming Commission Office. Your company will be expected to carry out the modifying suggestions promoted conscientiously.

Wuhan State-owned Enterprises Reforming Commission Office

Aug.4, 2003

Key words: Youji    system-reforming    program    reply

Submit to: Secretary Chen Xunqiu, Mayor Li Xiansheng, Deputy Security Tian Chengzhong, Vice-Chairman Li Changlu, Members of Wuhan State-owned Enterprises Reforming Commission, Function departments of the Government, members of the office

Wuhan State-owned Enterprises Reforming Commission Office, printed on Aug.4, 2003

Checked by Xu

Total copies: 50

The System-reforming and Stock-reorganizing Program of Wuhan Youji Industries Co., Ltd.

I. Basic conditions

1.	The general situations and historical development of the company

(1)	the general situations

Name of the company: Wuhan Youji Industries Co., Ltd.

Official address: 10 Gongnong Road, Qiaokou District, Wuhan

Business scope: The organic chemical product manufacture; export of self-produced products and correlated technology; import of raw and auxiliary materials, mechanical devices, instruments, accessories and correlated technology, which are needed in production and scientific research; the Chinese-foreign joint venture management, the cooperative production and the business of “san lai yi bu”; general merchandise, hardware products, building materials, finishing materials, whole sale and retail of metallic materials; the production and sale of toluene, which belongs to the second-class chemicals which are easily used to manufacture poison.

Main products: benzoic acid; sodium benzoate; benzyl chloride; benzaldehyde; benzyl alcohol; ; chlorhydrin rubber; acrolein; glutaric dialdehyde; etc.

(2)	the historical development

(3)	The state-and-private joint Xinkang Chemical Plant, originally established in 1956, changed its name into Wuhan Organic Synthetic Chemical Plant with the approval of the Chemical Industry Bureau of Wuhan in Feb., 1966.

With the approval of the related department of Wuhan, on June 18, 1994, the floating assets of the former Wuhan Organic Synthetic Chemical Plant (excluding its right of using land) was converted into state-owned stock, so as to absorb investments from its staff and social corporations, and after that, Wuhan Youji Industries Co., Ltd. (Wuhan Youji for short) was established.

When Wuhan Youji was established in 1994, it possessed a total capital stock of 46,530,000 shares, among which 1,160,000 shares belonged to its staff. According to the document NO. (1996) of Wuhan Notary Office, the company distributed 9,306,000 shares to all its shareholders with the proportion of 10 to 2, which made the total capital stock amount to 55,836,000 shares in July, 1996. In Sept., 1996, a total number of 10,466,000 shares, composed by the internal shares belonging to the staff and the distributive shares belonging to all the stockholders were put into the trade market. According to the related national principles, the sale of the share was suspended with the final trading price of 2.55 yuan per share.

2.	the stock structure of the company

the shareholding equity: 55,836,000 shares

the state-owned corporate stock: 30,370,000 shares (54.39% of the total)

the social corporate stock: 15,000,000 shares (26.86% of the total)

among which: Wuhan Ruida Technological Co., Ltd.: 2,400,000 shares (4.3% of the total)

Wuhan Chemical Industry Import and Export Corporation: (3.58% of the total)

The Chemical Industry Import and Export Corporation of Hubei Province (0.89% of the total)

Shenyin Wanguo Corporation Wuhan Branch: 100,000 shares (0.18% of the total)

The fund of the staff’s joint stock: 10,000,000 shares (17.91% of the total)

The original circulated counter stock: 10,466,000 shares (18.75% of the total)

    The state-owned stock was held by Wuhan Gehua Group Co. Ltd. (WGGC for short)

3.	The staff composition

Total number of staff: 1951

categories	Number of staff
The on-job staff	1106

The internally retired staff	185

The retired staff	657

The retired veteran cadres	3

The staff in the reemployed center	—

The laid-off staff

total	1951

4.	the financial situation

According to the audit report NO. 154 (2003) provided by Wuhan Zhonghuan Accounting Firm Liability Co., Ltd., the company has created a turnover of 406,000,000 yuan, and it has achieved a total profit of 54,040,000 yuan and a nit profit of 31,530,000 yuan. In 2002, the company possessed a total assets of 309,230,000 yuan and a net assets value of 157,510,000 yuan.

In September, 2001, Wuhan Youji purchased the 60% shares possessed by Wuhan Youji Company, and the rights and duties of the former joint venture were transferred to Wuhan Youji, and thus Wuhan Youji, as the Chinese representative, assumed all the creditor’s rights and duties of the former joint venture. Wuhan Youji Company has already cancelled its registration on foreign exchange, foreign exchange management, national and local tax, and the cancellation of the registration on industry and commerce is being handled.

II. The Goal and Principles of System-reforming and Stock-reorganizing

1. The goal

The fine chemical industry is an ordinary competitive industry which adopted the opening-up policy quite early and after the elimination in the fierce market competition, few of the traditionally state-owned companies existed. With our utmost effort, Wuhan Youji has gained a certain scope to exist, but because of the inadequate and incomplete reform and the too overwhelming position of the state-owned shares, there still exists notable disparity from other competitors, especially the transnational corporations, in management and administration system, personnel composition and storage, and the capital expansion capability. In order to improve the structure of property copyright and the structure of management and administration, arouse the staff’s enthusiasm esp. the spirit to achieve continuous progress, strengthen the stamina and create more profits, with reference to the spirit of the agenda of the conference held by the Wuhan People’s Government on Wuhan Machine Tool Plant and Wuhan Youji Industries Co., Ltd., the goal of our company’s system-reforming is to sell the property right at auction so as to transfer the possession of the state-owned shares to non-governmental capital, and at the same time, our company will give the staff reasonable compensation to change their status of state-owned staff, thus to put into orders the relationship among the government, the company and the staff.

2. The principles for the reorganizing of Wuhan Youji’s stock ownership

(1) Making full use of the state-owned property and achieving the strategic regulation of the national economy;

(2) Strengthening the cohesive and competitive ability of the company and accomplishing a continuous and rapid progress;

(3) Properly handling the relationship among the government, the company and benefit of the staff;

(4) Establishing an operating system for the modern factory and a perfect administrating structure;

(5) Achieving a public and open operation in accordance with the laws and regulations;

(6) Assuring the national payment of compensation to the staff for the dissolution of employment before the restructuring of the company.

III. The pattern of system-reforming and stock-reorganizing

The nucleus of the system-reforming and stock-reorganizing is to use the price system to reflect the assets of the national capital, and attract strategic investors or administrators to purchase the 30,370,000 stated-owned shares possessed by Wuhan Youji, so as to promote the further development, the withdrawal of national capital and the transfer of the status of the staff.

The strategies: to sell the stated-owned shares publicly on the market.

With reference to the spirit of the agenda No.6 of the conference held by the Wuhan People’s Government on Feb.10, 2003 on Wuhan Machine Tool Plant and Wuhan Youji Industries Co., Ltd. and the related policies of the Wuhan People’s Government, the process goes as follows:

(I) Set the fiducial date and define the assets reasonably

(1). The determination of evaluating price

Gehua Group Co., Ltd. engaged Hubei Zhonglian Advisory Evaluation Co., Ltd. to assess the total property, debts and owner rights and interests (the land, other assets, and personnel compensation of Youji NO. 3 Plant will be managed separately.), and thus to confirm the reasonable price of the state-owned stock right transfer of Wuhan Youji. The fiducial date of assessment is December 31, 2002, the pricing of the stock right transfer will base on the net assets per share of the company. According to the assessment report No. 051 [2003] given by Hubei Zhonglian Advisory Evaluation Co., Ltd., the net assets assessed on December 31, 2002 were 174,590,000 yuan in the company, net assets per share were 3.13 yuan.

2. The confirmation of assets loss

the assets of Wuhan Youji need to be confirmed rationally while assessing, reject some losses of the assets, According to the assessment report No. 051 [2003] given by Hubei Zhonglian Advisory Evaluation Co., Ltd., the total assets loss of Wuhan Youji is 59,492,400 yuan on the fiducial date of December 31, among which loss of current assets is 49,410,000 yuan, fixed assets loss 10,082,400 yuan. More details are in the files for reference.

3. the confirmation of other system-reforming costs.

According to the stipulations of relevant policies, the fee used and will be used for payment to the intermediary for audit and assessment is RMB 230,000 yuan, which reduces the net assets of the company.

4. the disposal of land-use right

The land of Wuhan Youji is allocated from the government, and the right of the land certificate belongs to the Organic Synthesis Chemical Plant of Wuhan. The land-use right didn’t form the equity at a discount during the system reforming of the company in 1994. The land of the company includes: an area of 90,000 m² covered by the headquarters of Wuhan Youji, located in 10 Gongnong Road, Qiaokou District; an area of 2,965 m² covered by the toluene warehouse, located in etouwan Dongxihu.

In the system reforming and stock reorganizing, the right to use the above mentioned land of Wuhan Youji is purchased at the assessed price of allocated land.

(II) The economic compensation for the staff

According to the relevant policies and regulations of municipal government of Wuhan, all workers of Wuhan Youji remove the relation of working with the original company in the course of system reforming again, go through formalities of canceling the labor contract, change their identity as workers of a state-owned enterprise, issue the economic compensation payment of 640 yuan per month, which was the average salary of a worker in the company in 2002. Wuhan Youji established Limited Company in 1994. workers’ economic compensation payment divides into 2 parts: in the years before 1994 (including 1994), the compensation payment derives from the income of the transfer of state-owned stock right; from 1994 to 2002, the compensation payment derives from the salary balance. And the reformed company has priority to employ the on-the-job workers of Wuhan Youji.

1. the economic compensation payment for on-the-job workers

The number of the on-the-job workers of Wuhan Youji is 1106, who can get their compensation till 1994. There are all together 810 workers who join the company after 1994 (not including 143 on-the-job workers who are no more than 5 years from the legal retirement age or who have worked for more than 30 years), adding up to the length of service for 8472 years, the total of the economic compensation is 5,422,100 yuan. The above personnel on duty obtain their economic compensation payment from the income of the state-owned stock right transfer directly.

2. the internally retired workers and the on-the-job workers who are no more than 5 years from the legal retirement age or who have worked for more than 30 years

There are 185 internally retired workers and 143 on-the-job workers who are no more than 5 years from the legal retirement age or who have worked for more than 30 years, who can get their compensation till 1994, adding up to the length of service for 7866 years. This kind of personnel continue establishing the relation of working with the new company after the system reforming, so they can continue to work or retire internally in the new company . Their economic compensation payment of 5,034,200 yuan is left in advance to the reformed company, which issues their living cost and pay endowment insurance for them, after legal retirement age, until they go through the formality of retirement when they reach the legal retirement age.

In addition, from 1994 to 2002, the length of service of the on-the-job workers and the internally retired workers adds up to 9817 years. Their economic compensation payment is 6,282,900 yuan which is paid from the salary balance.

3. the basic medical insurance of the retired workers and the retired veteran cadres

The medical fee for the retired workers and the retired veteran cadres is 2,960,000 yuan (657 retired workers *4350 yuan, 3 retired veteran cadres *35,000 yuan), the expenses derives from the income of state-owned stock right transfer, used to pay medical insurance for them.

4. the compensation for special personnel (the personnel such as being wounded, ill, handicapped, etc. )

The compensation for special personnel (the personnel such as surviving family of the deceased, old workers who were fired in 1962, being wounded, handicapped, worker who have hopeless illness) amounts to 330,000 yuan.

The compensation up to 1994 for the above on-the-job workers is 5,422,100 yuan, 5,032,400 yuan for the internally retired workers and the on-the-job workers who are no more than 5 years from the legal retirement age or who have worked for more than 30 years, 2,960,000 yuan for the medical fee for the retired workers and the retired veteran cadres, 330,000 yuan for the special personnel. The grand total is 13,750,000 yuan, which derives from the income of the state-owned stock right transfer.

(III) price of stock after the reform

According to the assessment report No. 051 [2003] given by Hubei Zhonglian Advisory Evaluation Co., Ltd., the net assets of Wuhan Youji after assessing are 174,590,000 yuan. The net assets are 114,867,700 yuan, after deducting 59,492,400 yuan of the loss of the assets, and 230,000 yuan of the cost of system reforming. The net assets value per share after the reform is 2.06 yuan.

IV. the disposal of joint stock fund of the workers

The workers’ joint stock fund holds 10 million shares, which results from the system reform in 1994. The shareholding association, in behalf of the workers’ joint stock fund, exercises the shareholders’ functions. The workers’ joint fund is juridical association stock in share classification.

The workers’ joint stock fund continues to be juridical association stock.

V. The disposal the counter stock of Wuhan Youji

After over-the-counter trading of the stock is stopped in Wuhan, under the leadership of the municipal government, supported by every department, the company does a large amount of work in order to maitain social stability and protect the interests of and investors.

The company successively held the counter shareholders’ meeting and shareholders’ meeting in August of 2000, scheming that the counter shareholders of Wuhan Youji continue to hold shares. The company distributes the dividend by 0.20 yuan per share in 1998, 1999, 2000, amounting to 6,280,000 yuan for the counter shareholders. The company distributed the dividend of 4,470,000 yuan by 0.08 yuan per share to all shareholders in 2001. Because the counter stock involves more than 6,000 shareholders, in order to guarantee the smooth transition of the system reform and maintain the social stability, the company reforms the system again to keep the counter stock, so as to make the investors continue to hold the share bonus. When the policy is carried out by the related departments, especially China Securities Regulatory Commission, cooperating the listing demand, the company will solve the problem of the circulation of the original counter stock properly.

VI. the shareholders and capital stock structure of the company after the reform the shareholding equity: 55,836,000 shares

the corporate stock: 45,370,000 shares (81.25% of the total)

among which: the investment company (the management): 30,370,000 shares (54.39% of the total)

Wuhan Ruida Technological Co., Ltd.: 2,400,000 shares (4.3% of the total)

Wuhan Chemical Industry Import and Export Corporation: (3.58% of the total)

The Chemical Industry Import and Export Corporation of Hubei Province (0.89% of the total)

Shenyin Wanguo Corporation Wuhan Branch: 100,000 shares (0.18% of the total)

The fund of the staff’s joint stock: 10,000,000 shares (17.91% of the total)

The original circulated counter stock: 10,466,000 shares (18.75% of the total)

VII. The disposal of the credit and debt

The system reforming and stock reorganizing does not influence the independent status of the company as a legal person. The company continues bearing all creditor’s rights and debt before the system reforming.

The company should pay the dividend of 20,870,000 yuan, among which 13,970,000 yuan belongs to the state. The tranferee of the state-owned stock consult the plan of refunding with the owner of the state-owned stock. The dividend of the state-owned stock will be repaid fully.

VIII. the disposal of other assets

1.	The disposal of the right to use the allocated: The company after the system reforming is purchased at the assessed price of the land.

2.	The Institute of Wuhan Organic Synthesis Materials Research is under the company. because the state-run assets of the institute can’t be combined into the company, so Wuhan Youji after the reform purchases the net assets at the assessed price. After being purchased, purchasing, The Institute of Wuhan Organic Synthesis Materials Research no longer has independent legal personality.

3.	The non-profit assets of 112,850,000 yuan of Wuhan Youji belong to the state, which are entrusted to Wuhan Youji after the reform by Wuhan Gehua Group Company. The change of the assets needs to be examined and approved by Gehua Group Company.

IX. The disposal of Wuhan Organic NO.3 Plant

In order to advance the system reform of Wuhan Youji, the assets of Wuhan Organic NO.3 Plant aren’t brought into the range of assessment. The plant will be transferred to Wuhan Ge Gehua Group Company, which is responsible for its system reform.

X. Company’s combination measures and development plan after system reformation and reconstruction of stock right

(1) The norm running of the company after reforming system

With the arduous self-accumulation, self-development of decades, the company grow from a small-scale state-private chemical plant into sale the large-scale share-issuing enterprise of 400 million yuan. It operates steadily in recent years with better reciprocating ability, and create factory’s material base for reforming system. The company’s hypernormal development in recent years depends on a long and steady management group who know how to manage, are willing in devoting, and cooperate with strong complementarity, every member of which is the old staff growing up from the enterprise basic unit progressively, and regards enterprise’s development as the pursuit of a lifetime, thus confident of assuming the risk, and participate in enterprise’s reform voluntarily. The company reforms and combines closely the long-term interests of enterprises with the interests of the management group through the property right structure, promotes the stability of the group with the steady the stock right structure, which will play a remarkable role in the next development of the company. :

The company is introduced into coaching period of listing at present, and reforms system again. The lost company will take the strong merger measure, contain by itself strictly according to the standard of the listed company further, increase the independent director’s quantity, safeguard the minority stock holders’ interests, and set up scientific corporate governance structure and modern enterprise system through perfecting every institutional improvement of the company’s shareholders’ meeting, the board of directors, board of supervisors.

Meanwhile, in line with the principle “ openness, justice and fairness “ after reforming system again, the company will give consideration to the interests of the country, enterprises, shareholders, and workers with accelerating development of the company. The company will offer support for capital operation of the company with its professional skill at the same time, promoting the company to quicken the steps of expanding in the industry.

(2) The company’s development plan

1. The company undergoes nearly ten years of development, and it is in the key period of leap-type expanding at present. Draw on the opportune time of China’s entry to WTO and China’s becoming the world centre of manufacturing industry and fine chemistry industry facing shift and recombination progressively, through increasing input to carry on the innovation and transformation of technology and products. Developing the fine chemistry industry remains the trend and focal point of the company’s increase in the future.

2. The company’s development goal:

(1) The base of China’s main food additive production and export.

(2) The base of China’s main special rubber production and export.

(3) The base of China’s main organic chemical products and medicine, agricultural inter-media production and export.

3. Development plan of main products

The following 3-5 years will be the key period for development of the company. With enterprises incorporating international marketing fast, newer high demands will be put forward for enterprises’ ability to supply, product quality, service level, management system. In order to develop fast steadily to expand the market space further, the company plans to tap the latent power thoroughly before listing, improve it’s own synthesized competitiveness, raise the fund of 200 -300 million yuan through listing. On one hand the company will adopt more advanced technology and production equipment to further promote production capacity and product quality of aromatic hydrocarbon oxidizing, aromatic hydrocarbon chlorine, propylene aldehyde, chlorine alcohol rubber, and make them become the leading brand products with international competition level. On the other hand, the company will take the way in which production, learning and research combine together, accelerate the new product development, form new products with it’s own key technology and the market potential, improve the experiment equipment, and promote the company’s capacity for conducting scientific research to the new level, in order to meet the need of future keen competition. It is estimated that after a few years’ efforts, company’s annual total industrial output value will be up to 840 million yuan, income from sales is 800 million yuan, profits tax is up to 150 million yuan, thus realizing the grand blueprint of making “another organic company “ in 5 years. .

Wuhan Organic Industries Company, Ltd.